UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   September 3, 2002

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-33049	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

_____
(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

Exhibit 99, attached hereto, is hereby incorporated by reference.

Item 7.   Financial Statements and Exhibits.
               (c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	Press Release of Pepco Holdings, Inc. dated as of September 4, 2002.	Filed herewith.

Signatures

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

By: A. W. WILLIAMS
               Andrew W. Williams
               Senior Vice President and
               Chief Financial Officer

September 4, 2002
    DATE